UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INTELSAT S.A.

Quarterly Report for the three months ended March 31, 2014

INTRODUCTION

In this Quarterly Report, unless otherwise indicated or the context otherwise requires, (1) the terms “we,” “us,” “our”, “the Company” and “Intelsat S.A.” refer to Intelsat S.A. (formerly Intelsat Global Holdings S.A.) and its subsidiaries on a consolidated basis, (2) the term “Intelsat Holdings” refers to Intelsat Holdings S.A., Intelsat S.A.’s indirect wholly-owned subsidiary, (3) the term “Intelsat Investments” refers to Intelsat Investments S.A. (formerly Intelsat S.A.), Intelsat S.A.’s indirect wholly-owned subsidiary, (4) the term “Intelsat Luxembourg” refers to Intelsat (Luxembourg) S.A., Intelsat Investments’ direct wholly-owned subsidiary, (5) the term “Intelsat Jackson” refers to Intelsat Jackson Holdings S.A., Intelsat Luxembourg’s direct wholly-owned subsidiary, (6) the term “Intelsat Corp” refers to Intelsat Corporation, Intelsat Jackson’s direct wholly-owned subsidiary and (7) the term “Intelsat General” refers to Intelsat General Corporation, our government business subsidiary.

In this Quarterly Report, unless the context otherwise requires, all references to transponder capacity or demand refer to transponder capacity or demand in the C-band and Ku-band frequencies only.

FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated, all references to “dollars” and “$” in this Quarterly Report are to, and all monetary amounts in this Quarterly Report are presented in, U.S. dollars. Unless otherwise indicated, the financial information contained in this Quarterly Report has been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Certain monetary amounts, percentages and other figures included in this Quarterly Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

In this Quarterly Report, we refer to and rely on publicly available information regarding our industry and our competitors. Although we believe the information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it.

FORWARD-LOOKING STATEMENTS

Some of the statements in this Quarterly Report constitute forward-looking statements that do not directly or exclusively relate to historical facts.

When used in this Quarterly Report, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements made in this Quarterly Report reflect our intentions, plans, expectations, assumptions and beliefs about future events. These forward-looking statements speak only as of the date of this Quarterly Report and are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in Item 3D—Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2013, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	risks associated with operating our in-orbit satellites;

•	satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance;

•	potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches;

•	our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

•	possible future losses on satellites that are not adequately covered by insurance;

•	U.S. and other government regulation;

•	changes in our contracted backlog or expected contracted backlog for future services;

•	pricing pressure and overcapacity in the markets in which we compete;

•	inadequate access to capital markets;

•	the competitive environment in which we operate;

•	customer defaults on their obligations to us;

•	our international operations and other uncertainties associated with doing business internationally;

•	litigation; and

•	other risks discussed in our Annual Report.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this Quarterly Report and to view all forward-looking statements made in this Quarterly Report with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	As of December 31, 2013	As of March 31, 2014
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$247,790	$435,392
Receivables, net of allowance of $35,288 in 2013 and $32,273 in 2014	236,347	253,327
Deferred income taxes	44,475	37,570
Prepaid expenses and other current assets	33,224	34,663

Total current assets	561,836	760,952
Satellites and other property and equipment, net	5,805,540	5,804,289
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	568,775	551,717
Other assets	414,592	408,844

Total assets	$16,589,670	$16,764,729

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$154,712	$133,606
Employee related liabilities	28,227	26,815
Accrued interest payable	186,492	329,992
Current portion of long-term debt	24,418	12,209
Deferred satellite performance incentives	22,703	21,952
Deferred revenue	84,185	84,023
Other current liabilities	72,840	72,708

Total current liabilities	573,577	681,305
Long-term debt, net of current portion	15,262,996	15,262,181
Deferred satellite performance incentives, net of current portion	153,904	149,175
Deferred revenue, net of current portion	888,239	894,890
Deferred income taxes	202,638	205,009
Accrued retirement benefits	196,856	190,536
Other long-term liabilities	246,127	226,689
Commitments and contingencies (Note 13)
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,060	1,063
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	35	35
Paid-in capital	2,099,218	2,106,143
Accumulated deficit	(3,015,273)	(2,933,327)
Accumulated other comprehensive loss	(60,393)	(58,760)

Total Intelsat S.A. shareholders’ deficit	(975,353)	(884,846)
Noncontrolling interest	40,686	39,790

Total liabilities and shareholders’ deficit	$16,589,670	$16,764,729

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
Revenue	$655,127	$628,890
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	97,646	83,759
Selling, general and administrative	58,156	46,846
Depreciation and amortization	187,411	169,585

Total operating expenses	343,213	300,190

Income from operations	311,914	328,700
Interest expense, net	320,218	240,801
Other income (expense), net	(650)	395

Income (loss) before income taxes	(8,954)	88,294
Provision for (benefit from) income taxes	(2,038)	5,398

Net income (loss)	(6,916)	82,896
Net income attributable to noncontrolling interest	(888)	(950)

Net income (loss) attributable to Intelsat S.A.	$(7,804)	$81,946

Net income (loss) per common share attributable to Intelsat S.A.:
Basic	$(0.09)	$0.77
Diluted	$(0.09)	$0.70

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
Net income (loss)	$(6,916)	$82,896
Other comprehensive income, net of tax:
Defined benefit retirement plans:
Reclassification adjustment for amortization of unrecognized prior service credits included in net periodic pension costs, net of tax	(27)	(27)
Reclassification adjustment for amortization of unrecognized actuarial loss included in net periodic pension costs, net of tax	3,079	1,628
Marketable securities:
Unrealized gains on investments, net of tax	222	67
Reclassification adjustment for realized gain on investments, net of tax	(23)	(35)

Other comprehensive income	3,251	1,633

Comprehensive income (loss)	(3,665)	84,529
Comprehensive income attributable to noncontrolling interest	(888)	(950)

Comprehensive income (loss) attributable to Intelsat S.A.	$(4,553)	$83,579

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
Cash flows from operating activities:
Net income (loss)	$(6,916)	$82,896
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	187,411	169,585
Provision for doubtful accounts	7,792	(2,563)
Foreign currency transaction loss	1,211	223
Loss on disposal of assets	32	—
Share-based compensation	853	3,958
Deferred income taxes	(4,428)	(1,398)
Amortization of discount, premium, issuance costs and other non-cash items	14,942	5,618
Unrealized gains on derivative financial instruments	(4,907)	(5,141)
Amortization of actuarial loss and prior service credits for retirement benefits	4,903	2,537
Other non-cash items	43	44
Changes in operating assets and liabilities:
Receivables	(5,269)	(20,522)
Prepaid expenses and other assets	(20,268)	(192)
Accounts payable and accrued liabilities	(36,306)	(6,368)
Accrued interest payable	(37,481)	143,500
Deferred revenue	1,914	5,487
Accrued retirement benefits	(7,585)	(6,320)
Other long-term liabilities	1,351	(4,453)

Net cash provided by operating activities	97,292	366,891

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(167,154)	(166,440)
Proceeds from insurance settlements	252,911	—
Payment on satellite performance incentives from insurance proceeds	(19,199)	—
Other investing activities	(1,000)	—

Net cash provided by (used in) investing activities	65,558	(166,440)

Cash flows from financing activities:
Repayments of long-term debt	(60,254)	(12,209)
Repayment of notes payable to former shareholders	(198)	—
Proceeds from issuance of long-term debt	40,000	—
Dividends paid to preferred shareholders	—	(2,480)
Capital contribution from noncontrolling interest	6,105	6,105
Dividends paid to noncontrolling interest	(1,723)	(1,846)
Principal payments on deferred satellite performance incentives	(4,276)	(5,164)
Other financing activities	—	2,968

Net cash used in financing activities	(20,346)	(12,626)

Effect of exchange rate changes on cash and cash equivalents	(1,211)	(223)

Net change in cash and cash equivalents	141,293	187,602
Cash and cash equivalents, beginning of period	187,485	247,790

Cash and cash equivalents, end of period	$328,778	$435,392

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$336,914	$89,752
Income taxes paid, net of refunds	15,558	15,529
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$19,349	$52,382

See accompanying notes to unaudited condensed consolidated financial statements.

INTELSAT S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2014

Note 1 General

Basis of Presentation

The accompanying condensed consolidated financial statements of Intelsat S.A. (formerly known as Intelsat Global Holdings S.A.) and its subsidiaries (“Intelsat S.A.,” “we,” “us,” “our” or the “Company”) have not been audited, but are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (“ASC”). The unaudited condensed consolidated financial statements include all adjustments (consisting only of normal and recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of these financial statements. The results of operations for the periods presented are not necessarily indicative of operating results for the full year or for any future period. The condensed consolidated balance sheet as of December 31, 2013 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2013 on file with the Securities and Exchange Commission.

Use of Estimates

The preparation of these condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of these condensed consolidated financial statements, the reported amounts of revenues and expenses during the reporting periods, and the disclosures of contingent liabilities. Accordingly, ultimate results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year presentation. The reclassifications had no effect on previously reported results of operations, cash flows or retained earnings.

Recently Adopted Accounting Pronouncements

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. Beginning in the first quarter of 2014, entities are required to present any unrecognized tax benefit (“UTB”), or portion of an unrecognized benefit, in their financial statements as a reduction to a deferred tax asset to the extent a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. Otherwise, the unrecognized tax benefit should be presented in the financial statements as a liability and not combined with deferred tax assets. As of March 31, 2014, our unaudited condensed consolidated balance sheet reflects the required presentation of our current UTBs as a reduction to our deferred tax asset. The impact on our financial statements resulted in a balance sheet reclassification as of March 31, 2014, and was not considered material.

Note 2 Share Capital

Under our Articles of Incorporation, we have an authorized share capital of $10.0 million, represented by 1.0 billion shares of any class with a nominal value of $0.01 per share. At March 31, 2014, there were 106.3 million common shares issued and outstanding and 3.5 million 5.75% Series A mandatory convertible junior non-voting preferred shares (the “Series A Preferred Shares”) issued and outstanding. Our Series A Preferred Shares have a liquidation preference of $50 per share plus any accrued and unpaid dividends.

Each Series A Preferred Share will automatically convert on May 1, 2016 into between 2.2676 and 2.7778 of our common shares, subject to anti-dilution adjustments. The number of our common shares issuable on conversion will be determined based on the average of the closing prices per common share over the 40 trading day period ending on the third trading day prior to the mandatory conversion date. At any time prior to May 1, 2016, holders may elect to convert each Series A Preferred Share into common shares at the minimum conversion rate of 2.2676 common shares per Series A Preferred Share, subject to anti-dilution adjustments.

Note 3 Net Income (Loss) per Share

Basic earnings per share (“EPS”) is computed by dividing net income (loss) attributable to Intelsat S.A.’s common shareholders by the weighted average number of common shares outstanding during the periods.

On April 23, 2013, we completed our initial public offering, in which we issued 22,222,222 common shares, and a concurrent public offering, in which we issued 3,450,000 Series A Preferred Shares (the initial public offering together with the concurrent public offering, the “IPO”). Prior to the consummation of the IPO, each of our former Class A common shares (the “Class A Shares”) was reclassified into one of our common shares, and each of our former Class B common shares (the “Class B Shares”) was reclassified into 0.0735 of our common shares. In addition, immediately prior to the consummation of the IPO, an equivalent of a share split was effected by distributing common shares pro rata to existing holders of our common shares, so that each existing holder received an additional approximately 4.6 common shares for each common share owned at that time (together, the “IPO Reorganization Transactions”). The effect of these reclassifications on outstanding shares, potentially dilutive shares and EPS has been retroactively applied to the financial statements and notes to the condensed consolidated financial statements for all the periods presented.

In April 2013, the shareholders of Intelsat S.A. declared a $10.2 million dividend to be paid to holders of our Series A Preferred Shares in four installments through June 2014, in accordance with the terms of the Series A Preferred Shares. In 2013, we made payments of the first and second installments of the dividend, totaling $1.51775 per share, reflecting dividends accrued during the period commencing on the date of Intelsat’s initial issuance of preferred shares, April 23, 2013, and ending October 31, 2013. In February 2014, we made the third installment payment of $0.71875 per share. In April 2014, we announced a payment of the fourth installment of $0.71875 per share. The dividend will be paid on May 1, 2014, to holders of record as of April 15, 2014.

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to Intelsat S.A.:

	(in thousands except per share data)
	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
Numerator:
Net income/ (loss)	$(6,916)	$82,896
Net income attributable to noncontrolling interest	(888)	(950)

Net income/ (loss) attributable to Intelsat S.A.	(7,804)	81,946
Denominator:
Basic weighted average shares outstanding (in millions)	83.0	106.2
Weighted average dilutive shares outstanding (in millions):
Preferred Shares, Share Options and Restricted Stock Units (in millions)	—	10.4

Diluted weighted average shares outstanding (in millions)	83.0	116.6
Basic net income/ (loss) per common share attributable to Intelsat S.A.	$(0.09)	$0.77

Diluted net income/ (loss) per common share attributable to Intelsat S.A.	$(0.09)	$0.70

Due to a net loss in the three months ended March 31, 2013, there were no dilutive securities, and therefore, basic and diluted EPS were the same. The weighted average number of shares that could potentially dilute basic EPS in the future was 2.5 million and 0.8 million (consisting of unvested common shares, restricted share units and options to purchase common shares) for the three months ended March 31, 2013 and March 31, 2014, respectively.

Note 4 Share-Based and Other Compensation Plans

On March 30, 2012, our board of directors adopted the amended and restated Intelsat Global, Ltd. 2008 Share Incentive Plan (the “2008 Equity Plan”); and in April 2013, our board of directors adopted the Intelsat S.A. 2013 Equity Incentive Plan (the “2013 Equity Plan”). No new awards may be granted under the 2008 Equity Plan.

The 2013 Equity Plan allows for granting of stock options, restricted shares, restricted share units (“RSUs”), other share-based awards and performance compensation awards, and authorized a total issuance of up to 10.0 million common shares under the plan.

For all share-based awards, we recognize the compensation costs over the vesting period during which the employee provides service in exchange for the award. During the three months ended March 31, 2013 and 2014, we recorded a credit of $0.1 million and compensation expense of $4.0 million, respectively.

Time-based RSUs

We granted 0.7 million time-based RSUs during the three months ended March 31, 2014. These RSUs vest generally over three years from the date of grant in equal annual installments.

The fair value of time-based RSUs is the market price of our common shares on the date of grant. The weighted average grant date fair value of time-based RSUs granted during the three months ended March 31, 2014 was $19.86 per RSU.

Performance-based RSUs

We granted 0.4 million performance-based RSUs during the three months ended March 31, 2014. These RSUs vest after three years from the date of grant upon achievement of certain performance conditions expressed as a combination of an adjusted EBITDA target and a relative shareholder return (“RSR”), which is based on our relative shareholder return percentile ranking versus the S&P 900 Index, measured at the end of a three year period.

We measure the fair value of performance-based RSUs at the date of grant using the market price of our common shares (to measure the portion of the award based on the adjusted EBITDA target) and a Monte Carlo simulation model (to measure the portion of the award based on the RSR target).

The weighted average grant date fair value of performance-based RSUs granted during the three months ended March 31, 2014 was $21.48 per RSU.

Note 5 Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosure (“FASB ASC 820”) defines fair value, establishes a market-based framework or hierarchy for measuring fair value and provides for certain required disclosures about fair value measurements. The guidance is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value but does not require any new fair value measurements.

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1—unadjusted quoted prices for identical assets or liabilities in active markets;

•	Level 2—quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation; and

•	Level 3—unobservable inputs based upon the reporting entity’s internally developed assumptions which market participants would use in pricing the asset or liability.

We have identified investments in marketable securities and interest rate financial derivative instruments as those items that meet the criteria of the disclosure requirements and fair value framework of FASB ASC 820.

The following tables present assets and liabilities measured and recorded at fair value in our condensed consolidated balance sheets on a recurring basis and their level within the fair value hierarchy (in thousands), excluding long-term debt (see Note 10—Long-Term Debt). We did not have transfers between Level 1 and Level 2 fair value measurements during the three months ended March 31, 2014.

		Fair Value Measurements at December 31, 2013
Description	As of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Marketable securities(1)	$6,036	$6,036	$—

Total assets	$6,036	$6,036	$—

Liabilities
Undesignated interest rate swaps(2)	$48,819	$—	$48,819

Total liabilities	$48,819	$—	$48,819

		Fair Value Measurements at March 31, 2014
Description	As of March 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Marketable securities(1)	$6,054	$6,054	$—

Total assets	$6,054	$6,054	$—

Liabilities
Undesignated interest rate swaps(2)	$43,841	$—	$43,841

Total liabilities	$43,841	$—	$43,841

(1)	The valuation measurement inputs of these marketable securities represent unadjusted quoted prices in active markets and, accordingly, we have classified such investments within Level 1 of the fair value hierarchy. The cost basis of our available-for-sale marketable securities was $5.3 million at December 31, 2013 and March 31, 2014.
(2)	The fair value of our interest rate financial derivative instruments reflects the estimated amounts that we would pay or receive to terminate the agreement at the reporting date, taking into account current interest rates, the market expectation for future interest rates and current creditworthiness of both the counterparties and ourselves. Observable inputs utilized in the income approach valuation technique incorporate identical contractual notional amounts, fixed coupon rates, periodic terms for interest payments and contract maturity. Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments, if any, associated with our derivatives utilize Level 3 inputs, such as the estimates of the current credit spread, to evaluate the likelihood of default by us or our counterparties. We also considered the existence of offset provisions and other credit enhancements that serve to reduce the credit exposure associated with the asset or liability being valued. We have assessed the significance of the inputs of the credit valuation adjustments to the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Note 6 Retirement Plans and Other Retiree Benefits

(a) Pension and Other Postretirement Benefits

We maintain a noncontributory defined benefit retirement plan covering substantially all of our employees hired prior to July 19, 2001. The cost of providing benefits to eligible participants under the defined benefit retirement plan is calculated using the plan’s benefit formulas, which take into account the participants’ remuneration, dates of hire, years of eligible service, and certain actuarial assumptions. In addition, as part of the overall medical plan, we provide postretirement medical benefits to certain current retirees who meet the criteria under the medical plan for postretirement benefit eligibility.

The defined benefit retirement plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. Any significant decline in the fair value of our defined benefit retirement plan assets or other adverse changes to the significant assumptions used to determine the plan’s funded status would negatively impact its funded status and could result in increased funding in future periods. The impact on the funded status as of October 1, the plan’s annual measurement date, is determined based upon market conditions in effect when we completed our annual valuation. During the three months ended March 31, 2014, we made cash contributions to the defined benefit retirement plan of $6.1 million. We anticipate that we will make additional contributions of approximately $21.5 million to the defined benefit retirement plan during the remainder of 2014. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2014 will be approximately $4.4 million.

Included in accumulated other comprehensive loss at March 31, 2014 is $96.8 million ($61.1 million, net of tax) that has not yet been recognized in net periodic pension cost, which includes the unrecognized prior service credits and unrecognized actuarial losses.

Prior service credits and actuarial losses are reclassified from accumulated other comprehensive loss to net periodic pension benefit costs, which are included in both direct costs of revenue and selling, general and administrative on our condensed consolidated statements of operations for the three months ended March 31, 2014. The following table presents these reclassifications, net of tax, as well as the reclassification of the realized gain on investments, and the statement of operations line items that are impacted (in thousands):

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
Amortization of prior service credits reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$(16)	$(17)
Selling, general and administrative	(11)	(10)

Total	$(27)	$(27)

Amortization of actuarial loss reclassified from other comprehensive loss to net periodic pension benefit costs included in:
Direct costs of revenue (excluding depreciation and amortization)	$1,851	$1,021
Selling, general and administrative	1,228	607

Total	$3,079	$1,628

Realized gain on investments included in:
Other income (expense), net	(23)	(35)

Total	$(23)	$(35)

Net periodic pension benefit costs included the following components (in thousands):

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
Service cost	$829	$714
Interest cost	4,561	4,976
Expected return on plan assets	(5,316)	(6,033)
Amortization of unrecognized prior service credit	(43)	(43)
Amortization of unrecognized net loss	4,856	2,580

Net periodic costs	$4,887	$2,194

Net periodic other postretirement benefit costs included the following components (in thousands):

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
Service cost	$73	$32
Interest cost	1,066	1,141
Amortization of unrecognized net loss	91	—

Total costs	$1,230	$1,173

(b) Other Retirement Plans

We maintain two defined contribution retirement plans, qualified under the provisions of Section 401(k) of the Internal Revenue Code, for our employees in the United States. We recognized compensation expense for these plans of $2.0 million and $1.8 million during the three months ended March 31, 2013 and 2014, respectively. We also maintain other defined contribution retirement plans in several non-U.S. jurisdictions, but such plans are not considered material to our financial position or results of operations.

Note 7 Satellites and Other Property and Equipment

Satellites and other property and equipment, net were comprised of the following (in thousands):

	As of December 31, 2013	As of March 31, 2014
Satellites and launch vehicles	$8,628,596	$8,762,003
Information systems and ground segment	559,250	573,341
Buildings and other	203,839	207,126

Total cost	9,391,685	9,542,470
Less: accumulated depreciation	(3,586,145)	(3,738,181)

Total	$5,805,540	$5,804,289

Satellites and other property and equipment are stated at historical cost, with the exception of satellites that have been impaired. Satellites and other property and equipment acquired as part of an acquisition are based on their fair value at the date of acquisition.

Satellites and other property and equipment, net as of December 31, 2013 and March 31, 2014 included construction-in-progress of $0.8 billion and $1.0 billion, respectively. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $11.6 million and $15.1 million were capitalized during the three months ended March 31, 2013 and 2014, respectively.

We have entered into launch contracts for the launch of both specified and unspecified future satellites. Each of these launch contracts may be terminated at our option, subject to payment of a termination fee that increases as the applicable launch date approaches. In addition, in the event of a failure of any launch, we may exercise our right to obtain a replacement launch within a specified period following our request for re-launch.

Note 8 Investments

We have ownership interests in two entities which met the criteria of a variable interest entity (“VIE”), Horizons Satellite Holdings, LLC (“Horizons Holdings”) and WP Com, S. de R.L. de C.V. (“WP Com”). Horizons Holdings, as well as WP Com, are discussed in further detail below, including our analyses of the primary beneficiary determination as required under FASB ASC Topic 810, Consolidation (“FASB ASC 810”).

(a) Horizons Holdings

We have a joint venture with JSAT International, Inc. (“JSAT”), a leading satellite operator in the Asia-Pacific region. The joint venture is named Horizons Satellite Holdings, LLC, and consists of two investments: Horizons-1 Satellite LLC (“Horizons-1”) and Horizons-2 Satellite LLC (“Horizons-2”). Horizons Holdings borrowed from JSAT a portion of the funds necessary to finance the construction of the Horizons-2 satellite pursuant to a loan agreement (the “Horizons 2 Loan Agreement”). We provide certain services to the joint venture and utilize capacity from the joint venture.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810, and we have concluded that we are the primary beneficiary because decisions relating to any future relocation of the Horizons-2 satellite, the most significant asset of the joint venture, are effectively controlled by us. In accordance with FASB ASC 810, as the primary beneficiary, we consolidate Horizons Holdings within our condensed consolidated financial statements. Total assets and liabilities of Horizons Holdings were $101.7 million and $24.6 million as of December 31, 2013, respectively, and $87.6 million and $12.3 million as of March 31, 2014, respectively.

We also have a revenue sharing agreement with JSAT related to services sold on the Horizons satellites. We are responsible for billing and collection for such services; and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Under the Horizons Holdings joint venture agreement, which was amended on September 30, 2011, we agreed to guarantee to JSAT certain minimum levels of annual gross revenues for a three-year period beginning in early 2012. This guarantee could require us to pay JSAT a maximum potential amount ranging from $7.8 million to $10.3 million per year over the three-year period, less applicable fees and commissions. In connection with the guarantee, we paid a total of $9.6 million through March 2014. The remaining amount we expect to pay over the period of the guarantee is $3.5 million, which is included within accounts payable and accrued liabilities on our condensed consolidated balance sheet at March 31, 2014. Amounts payable to JSAT related to the revenue sharing agreement, net of applicable fees and commissions, from the Horizons-1 and Horizons-2 satellites were $7.1 million and $4.9 million as of December 31, 2013 and March 31, 2014, respectively.

In connection with the Horizons Holdings investment in Horizons-2, we entered into a capital contribution and subscription agreement with JSAT in August 2005, which requires both us and JSAT to fund 50% of the amount due from Horizons Holdings under the Horizons 2 Loan Agreement. As of March 31, 2014, we had a receivable of $6.1 million from JSAT, representing the total remaining future payments to be received from JSAT to fund their portion of the amount due under the Horizons 2 Loan Agreement. This amount is included in receivables, net on our condensed consolidated balance sheet as of March 31, 2014.

(b) WP Com

We have formed a joint venture with Corporativo W. Com S. de R.L. de C.V. (“Corporativo”) named WP Com. We own 49% of the voting equity shares and 88% of the economic interest in WP Com and Corporativo owns the remaining 51% of the voting equity shares. PanAmSat de Mexico, S. de R.L. de C.V. (“PAS de Mexico”) is a subsidiary of WP Com, 99.9% of which is owned by WP Com, with the remainder of the equity interest split between us and Corporativo. We formed WP Com to enable us to operate in Mexico, and PAS de Mexico acts as a reseller of our satellite services to customers in Mexico and Ecuador. Profits and losses of WP Com are allocated to the joint venture partners based upon the voting equity shares.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810. In accordance with FASB ASC 810, we evaluated this joint venture to determine the primary beneficiary. We have concluded that we are the primary beneficiary because we influence the underlying business drivers of PAS de Mexico, including by acting as the sole provider for satellite services that PAS de Mexico resells. Furthermore, we have modified our pricing for these services to ensure that PAS de Mexico continues to operate in the Mexican market. Corporativo does not fund any of the operating expenses of PAS de Mexico. We therefore consolidate WP Com within our condensed consolidated financial statements and we account for the percentage interest in the voting equity of WP Com owned by Corporativo as a noncontrolling interest, which is included in the equity section of our condensed consolidated balance sheet in accordance with FASB ASC 810.

(c) Equity Attributable to Intelsat S.A. and Noncontrolling Interests

The following tables present changes in equity attributable to the Company and equity attributable to our noncontrolling interests, which is included in the equity section of our condensed consolidated balance sheet (in thousands):

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit
Balance at January 1, 2013	$(1,357,760)	$45,670	$(1,312,090)
Net income (loss)	(255,680)	3,687	(251,993)
Dividends paid to noncontrolling interests	—	(8,671)	(8,671)
Initial public offering, net of costs	542,796	—	542,796
Change in classification of certain equity awards	18,899	—	18,899
Share-based compensation	28,553	—	28,553
Declaration of preferred stock dividend	(10,196)	—	(10,196)
Postretirement/pension liability adjustment	57,283	—	57,283
Other comprehensive income	752	—	752

Balance at December 31, 2013	$(975,353)	$40,686	$(934,667)

	Intelsat S.A. Shareholders’ Deficit	Noncontrolling Interest	Total Shareholders’ Deficit
Balance at January 1, 2014	$(975,353)	$40,686	$(934,667)
Net income	81,946	950	82,896
Dividends paid to noncontrolling interests	—	(1,846)	(1,846)
Share-based compensation	6,928	—	6,928
Postretirement/pension liability adjustment	1,601	—	1,601
Other comprehensive income	32	—	32

Balance at March 31, 2014	$(884,846)	$39,790	$(845,056)

Note 9 Goodwill and Other Intangible Assets

The carrying amounts of goodwill and acquired intangible assets not subject to amortization consist of the following (in thousands):

	As of December 31, 2013	As of March 31, 2014
Goodwill	$6,780,827	$6,780,827
Orbital locations	2,387,700	2,387,700
Trade name	70,400	70,400

We account for goodwill and other non-amortizable intangible assets in accordance with FASB ASC Topic 350, Intangibles—Goodwill and Other, and have deemed these assets to have indefinite lives. Therefore, these assets are not amortized but are tested on an annual basis for impairment during the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable.

The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consist of the following (in thousands):

	As of December 31, 2013			As of March 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Backlog and other	$743,760	$(575,045)	$168,715	$743,760	$(585,105)	$158,655
Customer relationships	534,030	(133,970)	400,060	534,030	(140,968)	393,062
Technology	2,700	(2,700)	—	—	—	—

Total	$1,280,490	$(711,715)	$568,775	$1,277,790	$(726,073)	$551,717

Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense of $20.6 million and $17.1 million for the three months ended March 31, 2013 and 2014, respectively.

Note 10 Long-Term Debt

The carrying values and fair values of our notes payable and long-term debt were as follows (in thousands):

	As of December 31, 2013		As of March 31, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
Intelsat Luxembourg:
6.75% Senior Notes due June 2018	$500,000	$530,000	$500,000	$528,750
7.75% Senior Notes due June 2021	2,000,000	2,145,000	2,000,000	2,102,500
8.125% Senior Notes due June 2023	1,000,000	1,071,300	1,000,000	1,058,750

Total Intelsat Luxembourg obligations	3,500,000	3,746,300	3,500,000	3,690,000

Intelsat Jackson:
8.5% Senior Notes due November 2019	500,000	545,650	500,000	536,500
Unamortized discount on 8.5% Senior Notes	(2,864)	—	(2,771)	—
7.25% Senior Notes due October 2020	2,200,000	2,409,000	2,200,000	2,381,500
Unamortized premium on 7.25% Senior Notes	17,799	—	17,289	—
7.25% Senior Notes due April 2019	1,500,000	1,612,500	1,500,000	1,612,500
7.5% Senior Notes due April 2021	1,150,000	1,267,875	1,150,000	1,265,000
6.625% Senior Notes due December 2022	1,275,000	1,310,063	1,275,000	1,326,000
Unamortized premium on 6.625% Senior Notes	37,918	—	37,125	—
5.5% Senior Notes due August 2023	2,000,000	1,890,000	2,000,000	1,955,000
Senior Secured Credit Facilities due June 2019	3,095,000	3,103,666	3,095,000	3,098,869
Unamortized discount on Senior Credit Facilities	(9,857)	—	(9,462)	—

Total Intelsat Jackson obligations	11,762,996	12,138,754	11,762,181	12,175,369

Horizons Holdings:
Loan Payable to JSAT	24,418	24,418	12,209	12,209

Total Horizons Holdings obligation	24,418	24,418	12,209	12,209

Total Intelsat S.A. long-term debt	15,287,414	$15,909,472	15,274,390	$15,877,578

Less:
Current portion of long-term debt	24,418		12,209

Total long-term debt, excluding current portion	$15,262,996		$15,262,181

The fair value for publicly traded instruments is determined using quoted market prices, and for non-publicly traded instruments, fair value is based upon composite pricing from a variety of sources, including market leading data providers, market makers, and leading brokerage firms. Substantially all of the inputs used to determine the fair value of our debt are classified as Level 1 inputs within the fair value hierarchy from FASB ASC 820, except our senior secured credit facilities, the inputs for which are classified as Level 2. The fair value of the Horizons Holdings obligation approximates its book value.

Senior Secured Credit Facilities

On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which includes a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility requires regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity. Up to $350.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. As of March 31, 2014, Intelsat Jackson had $486.8 million (net of standby letters of credit) of availability remaining thereunder.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to (i) the London Inter-Bank Offered Rate (“LIBOR”) plus 3.00% or (ii) the Above Bank Rate (“ABR”) plus 2.00%.

On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rates applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility are (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR will not be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended remained unchanged.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio of less than or equal to 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio of greater than or equal to 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 1.32 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.84 to 1.00 as of March 31, 2014. In the event Intelsat Jackson were to fail to comply with these financial maintenance covenant ratios and were unable to obtain waivers, Intelsat Jackson would default under the Intelsat Jackson Secured Credit Agreement, and the lenders under the Intelsat Jackson Secured Credit Agreement could accelerate our obligations thereunder, which would result in an event of default under our existing notes.

2013 Debt Transactions

2013 Intelsat Jackson Senior Secured Credit Facilities Prepayment

In October 2013, Intelsat Jackson prepaid $100.0 million of indebtedness outstanding under the term loan facility. In connection with this prepayment, we recognized a loss on early extinguishment of debt of $1.3 million consisting of a write-off of unamortized debt issuance costs in the fourth quarter of 2013.

2013 Intelsat Luxembourg Notes Offerings and Redemptions

On April 5, 2013, Intelsat Luxembourg completed an offering of $3.5 billion aggregate principal amount of Senior Notes, consisting of $500.0 million aggregate principal amount of 6  3⁄4% Senior Notes due 2018 (the “2018 Luxembourg Notes”), $2.0 billion aggregate principal amount of 7  3⁄4% Senior Notes due 2021(the “2021 Luxembourg Notes”) and $1.0 billion aggregate principal amount of 8  1⁄8% Senior Notes due 2023 (the “2023 Luxembourg Notes” and collectively with the 2018 Luxembourg Notes and the 2021 Luxembourg Notes, the “New Luxembourg Notes”). The net proceeds from this offering were used by Intelsat Luxembourg in April 2013 to redeem all $2.5 billion aggregate principal amount of Intelsat Luxembourg’s outstanding 11  1⁄2 / 12  1⁄2 % Senior PIK Election Notes and $754.8 million aggregate principal amount of the 11  1⁄4% Senior Notes due 2017 (the “2017 Senior Notes”).

On May 23, 2013, Intelsat Luxembourg redeemed $366.4 million aggregate principal amount of the 2017 Senior Notes. The redemption of the 2017 Senior Notes was funded by insurance proceeds received from our total loss claim for the IS-27 satellite launch failure.

In connection with these redemptions of the Intelsat Luxembourg notes, we recognized a loss on early extinguishment of debt of $232.1 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

2013 Intelsat Investments Notes Redemption

On May 23, 2013, Intelsat Investments redeemed all of the outstanding $353.6 million aggregate principal amount of the Intelsat Investments 6  1⁄2% Senior Notes due 2013 (the “Intelsat Investments Notes”) using proceeds of the IPO. In connection with the redemption of the Intelsat Investments Notes, we recognized a loss on early extinguishment of debt of $24.2 million in the second quarter of 2013, consisting of the difference between the carrying value of the debt redeemed and the total cash paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs. Additionally, in conjunction with the redemption of the Intelsat Investments Notes, the agreements to provide unsecured term loan commitments were terminated. We recorded a charge of $7.6 million related to this termination in the second quarter of 2013.

2013 Intelsat Jackson New Senior Unsecured Credit Facility Prepayment

On April 23, 2013, upon completion of the IPO, Intelsat Jackson prepaid $138.2 million of indebtedness outstanding under Intelsat Jackson’s Senior Unsecured Credit Agreement, dated July 1, 2008, consisting of a senior unsecured term loan facility due February 2014 (the “New Senior Unsecured Credit Facility”). The partial prepayment of the New Senior Unsecured Credit Facility was funded by the proceeds of the IPO. In connection with the partial prepayment, we recognized a loss on early extinguishment of debt of $0.2 million in the second quarter of 2013 consisting of a write-off of unamortized debt issuance costs.

2013 Intelsat Jackson Notes Offerings, Credit Facility Prepayments and Redemptions

On June 5, 2013 Intelsat Jackson completed an offering of $2.6 billion aggregate principal amount of Senior Notes, consisting of $2.0 billion aggregate principal amount of 5  1⁄2% Senior Notes due 2023 (the “2023 Jackson Notes”) and $635.0 million aggregate principal amount of 6  5⁄8% Senior Notes due 2022 (the “2022 Jackson Notes” and collectively with the 2023 Jackson notes, the “New Jackson Notes”). The net proceeds from this offering were used by Intelsat Jackson in June 2013 to prepay all $672.7 million of indebtedness outstanding under its New Senior Unsecured Credit Facility, and all $195.2 million of indebtedness outstanding under its Senior Unsecured Credit Agreement, consisting of a senior unsecured term loan facility due February 2014 (the “Senior Unsecured Credit Facility”). The remaining net proceeds were used to redeem all of the remaining $1.7 billion aggregate principal amount outstanding of the 2017 Senior Notes.

In connection with these prepayments and redemptions, we recognized a loss on early extinguishment of debt of $110.3 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

Note 11 Derivative Instruments and Hedging Activities

Interest Rate Swaps

We are subject to interest rate risk primarily associated with our variable-rate borrowings. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes: the risk of increasing interest rates on short-term debt; the risk of increasing interest rates for planned new fixed long-term financings; and the risk of increasing interest rates for planned refinancing using long-term fixed-rate debt. We have entered into interest rate swap agreements to reduce the impact of interest rate movements on future interest expense by converting substantially all of our floating-rate debt to a fixed rate.

As of March 31, 2014, we held interest rate swaps with an aggregate notional amount of $1.6 billion which mature in January 2016. These swaps were entered into, as further described below, to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities, but have not been designated as hedges for accounting purposes. On a quarterly basis, we receive a floating rate of interest equal to the three-month LIBOR and pay a fixed rate of interest. On the interest rate reset date of March 14, 2014, the interest rate which the counterparties utilized to compute interest due to us was determined to be 0.23%. From December 16, 2013, to March 14, 2014, the rate we paid averaged 1.97% and the rate we received averaged 0.23%.

The counterparties to our interest rate swap agreements are highly rated financial institutions. In the unlikely event that the counterparties fail to meet the terms of the interest rate swaps, our exposure is limited to the interest rate differential on the notional amount at each quarterly settlement period over the life of the agreement. We do not anticipate non-performance by the counterparties.

All of our interest rate swaps were undesignated as of March 31, 2014. The swaps are marked-to-market quarterly with any change in fair value recorded within interest expense, net in our condensed consolidated statements of operations. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements of our derivatives. As of March 31, 2014, we recorded a non-cash credit valuation adjustment of approximately $1.5 million as a reduction to our liability. The fair value measurement of derivatives could result in either a net asset or a net liability position for us. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting arrangements as applicable and necessary. When the swaps are in a net liability position for us, the credit valuation adjustments are calculated by determining the total expected exposure of the derivatives, incorporating the current and potential future exposures and then applying an applicable credit spread to the exposure. The total expected exposure of a derivative is derived using market-observable inputs, such as yield curves and volatilities. The inputs utilized for our own credit spread are based on implied spreads from traded levels of our debt.

The following table sets forth the fair value of our derivatives by category (in thousands):

		Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2013	March 31, 2014
Undesignated interest rate swaps	Other current liabilities	$1,241	$1,403
Undesignated interest rate swaps	Other long-term liabilities	47,578	42,438

Total derivatives		$48,819	$43,841

Losses on undesignated interest rate swaps were $1.9 million and $1.8 million for the three months ended March 31, 2013 and 2014, respectively, and are included in interest expense, net in our condensed consolidated statements of operations.

Note 12 Income Taxes

The majority of our operations are located in taxable jurisdictions, including Luxembourg, the United States and the United Kingdom. Our Luxembourg companies that file tax returns as a consolidated group generated a loss for the three months ended March 31, 2014. Due to our cumulative losses in recent years, and the inherent uncertainty associated with the realization of future taxable income in the foreseeable future, we recorded a full valuation allowance against the net operating losses generated in Luxembourg. The difference between tax expense (benefit) reported in the condensed consolidated statements of operations and tax computed at statutory rates is attributable to the valuation allowance on losses generated in Luxembourg, the provision for foreign taxes, which were principally in the United States and the United Kingdom, as well as withholding taxes on revenue earned in many of the foreign markets in which we operate.

As of December 31, 2013 and March 31, 2014, our gross unrecognized tax benefits were $65.1 million and $64.9 million, respectively (including interest and penalties), of which $44.4 million and $43.7 million, respectively, if recognized, would affect our effective tax rate. As of December 31, 2013 and March 31, 2014, we had recorded reserves for interest and penalties in the amount of $14.7 million and $14.6 million, respectively. We continue to recognize interest and, to the extent applicable, penalties with respect to the unrecognized tax benefits as income tax expense. Since December 31, 2013, the change in the balance of unrecognized tax benefits consisted of an increase of $0.7 million related to prior period tax positions, an increase of $0.6 million related to current tax positions, and a decrease of $1.5 million due to the expiration of statute of limitations for the assessment of taxes.

We operate in various taxable jurisdictions throughout the world and our tax returns are subject to audit and review from time to time. We consider Luxembourg, the United States, the United Kingdom and Brazil to be our significant tax jurisdictions. Our Luxembourg, U.S., U.K. and Brazilian subsidiaries are subject to income tax examination for periods after December 31, 2003. Within the next twelve months, we believe that there are no jurisdictions in which the outcome of unresolved tax issues or claims is likely to be material to our results of operations, financial position or cash flows.

On March 7, 2013, Intelsat USA Sales Corporation (since January 2011, Intelsat USA Sales LLC, a disregarded subsidiary of Intelsat Corporation (“Intelsat Corp”)) was notified by the U.S. Internal Revenue Service of its intent to initiate an audit for the tax year ending on December 31, 2010. Intelsat USA Sales LLC wholly owns Intelsat General Corporation, which provides services to U.S. government and other select military organizations and their contractors, as well as other commercial customers. On March 5, 2014, Intelsat USA Sales LLC received a letter from the Internal Revenue Service effectively closing the audit of this federal income tax return for 2010 with no adjustment. Certain previously unrecognized tax benefits were recognized as a result of the conclusion of this audit.

On March 3, 2014, Intelsat Corp, Intelsat Global Service LLC, Intelsat General Corporation, Intelsat USA License LLC and Intelsat USA Sales LLC were notified by the District of Columbia Office of the Tax Revenue of its intent to initiate an audit for the tax years ending 2010 and 2011. At this point in time, it is too early to assess the probability of any adjustments resulting from these audits.

Prior to August 20, 2004, Intelsat Corp, joined with The DIRECTV Group and General Motors Corporation in filing a consolidated U.S. federal income tax return. In April 2004, Intelsat Corp entered into a tax separation agreement with The DIRECTV Group that superseded four earlier tax-related agreements among Intelsat Corp and its subsidiaries, The DIRECTV Group and certain of its affiliates. Pursuant to the tax separation agreement, The DIRECTV Group agreed to indemnify Intelsat Corp for all federal and consolidated state and local income taxes a taxing authority may attempt to collect from Intelsat Corp regarding any liability for the federal or consolidated state or local income taxes of General Motors Corporation and The DIRECTV Group, except those income taxes Intelsat Corp is required to pay under the tax separation agreement. In addition, The DIRECTV Group agreed to indemnify Intelsat Corp for any taxes (other than those taxes described in the preceding sentence) related to any periods or portions of such periods ending on, or prior to, the day of the closing of the PanAmSat Corporation recapitalization, which occurred on August 20, 2004, in amounts equal to 80% of the first $75.0 million of such other taxes and 100% of any other taxes in excess of the first $75.0 million. As a result, Intelsat Corp’s tax exposure after indemnification related to these periods is capped at $15.0 million, of which $4.0 million has been paid to date. The tax separation agreement with The DIRECTV Group is effective from August 20, 2004 until the expiration of the statute of limitations with respect to all taxes to which the tax separation agreement relates. As of both December 31, 2013 and March 31, 2014, we had a tax indemnification receivable of $1.5 million.

Note 13 Commitments and Contingencies

We are subject to litigation in the ordinary course of business. Management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

Note 14 Business and Geographic Segment Information

We operate in a single industry segment in which we provide satellite services to our communications customers around the world. Revenue by region is based on the locations of customers to which services are billed. Our satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of our remaining assets, substantially all are located in the United States.

We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. Our customer agreements also cover services that we procure from third parties and resell, which we refer to as off-network services. These services can include transponder services and other satellite-based transmission services in frequencies not available on our network. Under the category off-network and other revenues, we also include revenues from consulting and other services.

The geographic distribution of our revenue based upon billing region of the customer was as follows:

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
North America	46%	46%
Europe	16%	17%
Africa and Middle East	15%	14%
Latin America and Caribbean	16%	15%
Asia Pacific	7%	8%

Approximately 4% of our revenue was derived from our largest customer during the three months ended March 31, 2013 and 2014. Our ten largest customers accounted for approximately 26% and 25% of our revenue for each of the three months ended March 31, 2013 and 2014, respectively.

Our revenues were derived from the following services, with Off-Network and Other Revenues shown separately from On-Network Revenues (in thousands, except percentages):

	Three Months Ended March 31, 2013		Three Months Ended March 31, 2014
On-Network Revenues
Transponder services	$501,807	77%	$483,624	77%
Managed services	72,371	11%	74,834	12%
Channel	19,165	3%	15,859	3%

Total on-network revenues	593,343	91%	574,317	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	48,977	7%	43,167	7%
Satellite-related services	12,807	2%	11,406	2%

Total off-network and other revenues	61,784	9%	54,573	9%

Total	$655,127	100%	$628,890	100%

Note 15 Related Party Transactions

(a) Shareholders’ Agreements

Certain shareholders of Intelsat Global S.A. entered into shareholders’ agreements on February 4, 2008. The shareholders’ agreements were assigned to Intelsat S.A. by amendments effective as of March 30, 2012. The shareholders’ agreements and the articles of incorporation of Intelsat S.A. provided, among other things, for the governance of Intelsat S.A. and its subsidiaries and provided specific rights to and limitations upon the holders of Intelsat S.A.’s share capital with respect to shares held by such holders. In connection with the IPO in April 2013, these articles of incorporation and shareholders’ agreements were amended.

(b) Monitoring Fee Agreement

Intelsat Luxembourg had a monitoring fee agreement dated February 4, 2008 (the “2008 MFA”) with BC Partners Limited and Silver Lake Management Company III, L.L.C. (together, the “2008 MFA Parties”), pursuant to which the 2008 MFA Parties provided certain monitoring, advisory and consulting services to Intelsat Luxembourg.

In connection with the IPO in April 2013, the 2008 MFA was terminated and we paid a fee of $39.1 million to the 2008 MFA Parties in connection with the termination. The $39.1 million payment, together with a write-off of $17.2 million of prepaid fees relating to the balance of 2013, were expensed upon consummation of the IPO.

(c) Governance Agreement

Prior to the consummation of the IPO, we entered into a governance agreement (the “Governance Agreement”) with our shareholder affiliated with BC Partners (the “BC Shareholder”), our shareholder affiliated with Silver Lake (the “Silver Lake Shareholder”) and David McGlade, our Chairman and Chief Executive Officer (collectively with the BC Shareholder and the Silver Lake Shareholder, the “Governance Shareholders”). The Governance Agreement contains provisions relating to the composition of our board of directors and certain other matters.

(d) Indemnification Agreements

We have entered into agreements with our executive officers and directors to provide contractual indemnification in addition to the indemnification provided for in our articles of incorporation.

(e) Horizons Holdings

We have a 50% ownership interest in Horizons Holdings as a result of a joint venture with JSAT (see Note 8(a)—Investments—Horizons Holdings).

(f) WP Com

We have a 49% ownership interest in WP Com as a result of a joint venture with Corporativo (see Note 8(b)—Investments—WP Com).

Note 16 Supplemental Consolidating Financial Information

On April 5, 2011, Intelsat Jackson completed an offering of $2.65 billion aggregate principal amount of senior notes, consisting of $1.5 billion aggregate principal amount of the 7 1/4% Senior Notes due 2019 and $1.15 billion aggregate principal amount of the 7 1/2% Senior Notes due 2021 (collectively the “2011 Jackson Notes”). The 2011 Jackson Notes are fully and unconditionally guaranteed, jointly and severally, by Intelsat S.A., Intelsat Holdings, Intelsat Investment Holdings S.à r.l. and Intelsat Investments (collectively, the “Parent Guarantors”); Intelsat Luxembourg and certain wholly-owned subsidiaries of Intelsat Jackson (the “Subsidiary Guarantors”).

On April 26, 2012, Intelsat Jackson completed an offering of $1.2 billion aggregate principal amount of its 7  1⁄4% Senior Notes due 2020, which are fully and unconditionally guaranteed, jointly and severally, by the Parent Guarantors, Intelsat Luxembourg and the Subsidiary Guarantors.

Separate financial statements of the Parent Guarantors, Intelsat Luxembourg, Intelsat Jackson and the Subsidiary Guarantors are not presented because management believes that such financial statements would not be material to investors. Investments in Intelsat Jackson’s subsidiaries in the following condensed consolidating financial information are accounted for under the equity method of accounting. Consolidating adjustments include the following:

•	elimination of investment in subsidiaries;

•	elimination of intercompany accounts;

•	elimination of intercompany sales between guarantor and non-guarantor subsidiaries; and

•	elimination of equity in earnings (losses) of subsidiaries.

Other comprehensive income for the three months ended March 31, 2013 was $3.3 million compared to $1.6 million for the three months ended March 31, 2014. Other comprehensive income is fully attributable to the Subsidiary Guarantors, which are also consolidated within Intelsat Jackson.

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF MARCH 31, 2014

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$11,292	$123	$362,076	$128,380	$61,901	$(128,380)	$435,392
Receivables, net of allowance	—	—	180,011	179,662	73,316	(179,662)	253,327
Deferred income taxes	—	—	44,787	44,787	226	(52,230)	37,570
Prepaid expenses and other current assets	360	—	28,211	28,025	6,634	(28,567)	34,663
Intercompany receivables	—	134,999	308,015	464,400	11,604	(919,018)	—

Total current assets	11,652	135,122	923,100	845,254	153,681	(1,307,857)	760,952
Satellites and other property and equipment, net	—	—	5,703,258	5,703,258	140,582	(5,742,809)	5,804,289
Goodwill	—	—	6,780,827	6,780,827	—	(6,780,827)	6,780,827
Non-amortizable intangible assets	—	—	2,458,100	2,458,100	—	(2,458,100)	2,458,100
Amortizable intangible assets, net	—	—	551,717	551,717	—	(551,717)	551,717
Investment in affiliates	(336,654)	3,078,771	233,123	233,123	—	(3,208,363)	—
Other assets	95	40,465	358,221	222,662	10,063	(222,662)	408,844

Total assets	$(324,907)	$3,254,358	$17,008,346	$16,794,941	$304,326	$(20,272,335)	$16,764,729

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$26,028	$103	$114,717	$114,361	$22,095	$(116,883)	$160,421
Accrued interest payable	—	90,000	239,945	2,182	47	(2,182)	329,992
Current portion of long-term debt	—	—	—	—	12,209	—	12,209
Deferred satellite performance incentives	—	—	20,566	20,566	1,386	(20,566)	21,952
Other current liabilities	—	—	152,779	151,376	3,952	(151,376)	156,731
Intercompany payables	454,618	—	—	—	—	(454,618)	—

Total current liabilities	480,646	90,103	528,007	288,485	39,689	(745,625)	681,305
Long-term debt, net of current portion	—	3,500,000	11,762,181	—	—	—	15,262,181
Deferred satellite performance incentives, net of current portion	—	—	148,581	148,581	594	(148,581)	149,175
Deferred revenue, net of current portion	—	—	894,261	894,261	629	(894,261)	894,890
Deferred income taxes	—	—	191,816	191,816	13,241	(191,864)	205,009
Accrued retirement benefits	—	—	190,347	190,347	189	(190,347)	190,536
Other long-term liabilities	—	—	214,382	171,943	17,770	(177,406)	226,689
Shareholders’ equity (deficit):
Common shares	1,063	7,202	3,466,429	9,023,860	25	(12,497,516)	1,063
Preferred shares	35	—	—	—	—	—	35
Other shareholders’ equity (deficit)	(806,651)	(342,947)	(387,658)	5,885,648	232,189	(5,426,735)	(846,154)

Total liabilities and shareholders’ equity	$(324,907)	$3,254,358	$17,008,346	$16,794,941	$304,326	$(20,272,335)	$16,764,729

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2013

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$3,792	$139	$193,090	$167,800	$50,769	$(167,800)	$247,790
Receivables, net of allowance	—	—	160,023	159,656	76,324	(159,656)	236,347
Deferred income taxes	—	—	46,228	46,228	(1,753)	(46,228)	44,475
Prepaid expenses and other current assets	1,272	—	25,846	25,794	6,738	(26,426)	33,224
Intercompany receivables	—	—	421,504	386,820	20,609	(828,933)	—

Total current assets	5,064	139	846,691	786,298	152,687	(1,229,043)	561,836
Satellites and other property and equipment, net	—	—	5,698,952	5,698,952	147,106	(5,739,470)	5,805,540
Goodwill	—	—	6,780,827	6,780,827	—	(6,780,827)	6,780,827
Non-amortizable intangible assets	—	—	2,458,100	2,458,100	—	(2,458,100)	2,458,100
Amortizable intangible assets, net	—	—	568,775	568,775	—	(568,775)	568,775
Investment in affiliates	(428,647)	3,053,901	227,320	227,320	—	(3,079,894)	—
Other assets	88	41,497	362,636	222,679	10,371	(222,679)	414,592

Total assets	$(423,495)	$3,095,537	$16,943,301	$16,742,951	$310,164	$(20,078,788)	$16,589,670

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$28,795	$32	$132,454	$130,178	$22,290	$(130,810)	$182,939
Accrued interest payable	—	22,500	163,820	2,458	172	(2,458)	186,492
Current portion of long-term debt	—	—	—	—	24,418	—	24,418
Deferred satellite performance incentives	—	—	21,089	21,089	1,614	(21,089)	22,703
Other current liabilities	—	—	154,014	152,772	3,011	(152,772)	157,025
Intercompany payables	441,907	206	—	—	—	(442,113)	—

Total current liabilities	470,702	22,738	471,377	306,497	51,505	(749,242)	573,577
Long-term debt, net of current portion	—	3,500,000	11,762,996	—	—	—	15,262,996
Deferred satellite performance incentives, net of current portion	—	—	153,023	153,023	881	(153,023)	153,904
Deferred revenue, net of current portion	—	—	887,446	887,446	793	(887,446)	888,239
Deferred income taxes	—	—	191,298	191,298	11,388	(191,346)	202,638
Accrued retirement benefits	—	—	196,657	196,657	199	(196,657)	196,856
Other long-term liabilities	—	—	226,603	179,025	19,524	(179,025)	246,127
Shareholders’ equity (deficit):
Common shares	1,060	7,202	3,466,429	9,023,860	24	(12,497,515)	1,060
Preferred shares	35	—	—	—	—	—	35
Other shareholders’ equity (deficit)	(895,292)	(434,403)	(412,528)	5,805,145	225,850	(5,224,534)	(935,762)

Total liabilities and shareholders’ equity	$(423,495)	$3,095,537	$16,943,301	$16,742,951	$310,164	$(20,078,788)	$16,589,670

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2014

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$581,697	$581,700	$151,908	$(686,415)	$628,890

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	63,066	63,066	125,400	(167,773)	83,759
Selling, general and administrative	1,735	81	33,098	32,998	11,941	(33,007)	46,846
Depreciation and amortization	—	—	161,712	161,712	8,839	(162,678)	169,585

Total operating expenses	1,735	81	257,876	257,776	146,180	(363,458)	300,190

Income (loss) from operations	(1,735)	(81)	323,821	323,924	5,728	(322,957)	328,700
Interest (income) expense, net	2,541	68,532	169,957	1,981	(229)	(1,981)	240,801
Subsidiary income	85,252	157,533	8,292	8,292	—	(259,369)	—
Other income, net	3	—	101	123	291	(123)	395

Income before income taxes	80,979	88,920	162,257	330,358	6,248	(580,468)	88,294
Provision for income taxes	—	—	4,724	4,794	674	(4,794)	5,398

Net income	80,979	88,920	157,533	325,564	5,574	(575,674)	82,896
Net income attributable to noncontrolling interest	—	—	—	—	(950)	—	(950)

Net income attributable to Intelsat S.A.	$80,979	$88,920	$157,533	$325,564	$4,624	$(575,674)	$81,946

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2013

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Revenue	$—	$—	$594,972	$594,972	$173,932	$(708,749)	$655,127

Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	—	—	68,977	68,977	96,695	(137,003)	97,646
Selling, general and administrative	967	6,447	37,519	36,887	13,223	(36,887)	58,156
Depreciation and amortization	—	—	178,245	178,245	9,487	(178,566)	187,411

Total operating expenses	967	6,447	284,741	284,109	119,405	(352,456)	343,213

Income (loss) from operations	(967)	(6,447)	310,231	310,863	54,527	(356,293)	311,914
Interest (income) expense, net	17,503	152,855	150,214	(35,832)	(354)	35,832	320,218
Subsidiary income	56,098	218,352	53,016	53,016	—	(380,482)	—
Other income (expense), net	(2)	—	237	239	(885)	(239)	(650)

Income (loss) before income taxes	37,626	59,050	213,270	399,950	53,996	(772,846)	(8,954)
Provision for (benefit from) income taxes	—	—	(5,082)	(5,082)	3,044	5,082	(2,038)

Net income (loss)	37,626	59,050	218,352	405,032	50,952	(777,928)	(6,916)
Net income attributable to noncontrolling interest	—	—	—	—	(888)	—	(888)

Net income (loss) attributable to Intelsat S.A.	$37,626	$59,050	$218,352	$405,032	$50,064	$(777,928)	$(7,804)

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2014

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$(478)	$(16)	$213,047	$239,685	$19,245	$(104,592)	$366,891

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(30,500)	(30,500)	(847)	(104,593)	(166,440)
Repayment from (disbursements for) intercompany loans	2,275	—	(420)	(420)	—	(1,435)	—
Investment in subsidiaries	(2,144)	—	—	—	—	2,144	—
Dividend from affiliates	7,300	7,300	1,846	1,846	—	(18,292)	—

Net cash provided by (used in) investing activities	7,431	7,300	(29,074)	(29,074)	(847)	(122,176)	(166,440)

Cash flows from financing activities:
Repayments of long-term debt	—	—	—	—	(12,209)	—	(12,209)
Proceeds from (repayment of) intercompany borrowing	60	—	(2,275)	—	360	1,855	—
Dividends paid to preferred shareholders	(2,480)	—	—	—	—	—	(2,480)
Capital contribution from parent		—	—	15,059	2,144	(17,203)	—
Dividends to shareholders	—	(7,300)	(7,300)	(259,700)	(1,846)	276,146	—
Capital contribution from noncontrolling interest	—	—	—	—	6,105	—	6,105
Dividends paid to noncontrolling interest	—	—	—	—	(1,846)	—	(1,846)
Principal payments on deferred satellite performance incentives	—	—	(4,908)	(4,908)	(256)	4,908	(5,164)
Other financing activities	2,968	—	—	—	—	—	2,968

Net cash provided by (used in) financing activities	548	(7,300)	(14,483)	(249,549)	(7,548)	265,706	(12,626)

Effect of exchange rate changes on cash and cash equivalents	(1)	—	(504)	(482)	282	482	(223)

Net change in cash and cash equivalents	7,500	(16)	168,986	(39,420)	11,132	39,420	187,602
Cash and cash equivalents, beginning of period	3,792	139	193,090	167,800	50,769	(167,800)	247,790

Cash and cash equivalents, end of period	$11,292	$123	$362,076	$128,380	$61,901	$(128,380)	$435,392

(Certain totals may not add due to the effects of rounding)

INTELSAT S.A. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2013

(in thousands)

	Intelsat S.A. and Other Parent Guarantors	Intelsat Luxembourg	Intelsat Jackson	Jackson Subsidiary Guarantors	Non- Guarantor Subsidiaries	Consolidation and Eliminations	Consolidated
Cash flows from operating activities:	$(1,388)	$(326,867)	$431,214	$617,169	$(5,718)	$(617,118)	$97,292

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	—	—	(165,385)	(165,385)	(1,769)	165,385	(167,154)
Proceeds from insurance settlements	—	—	252,911	252,911	—	(252,911)	252,911
Payment on satellite performance incentives from insurance proceeds	—	—	(19,199)	(19,199)	—	19,199	(19,199)
Repayment from (disbursements for) intercompany loans	—	—	627	(231,259)	—	230,632	—
Investment in subsidiaries	(4,365)	—	—	(51)	—	4,416	—
Dividend from affiliates	5,090	333,443	750	750	—	(340,033)	—
Other investing activities	—	—	(1,000)	(1,000)	—	1,000	(1,000)

Net cash provided by (used in) investing activities	725	333,443	68,704	(163,233)	(1,769)	(172,312)	65,558

Cash flows from financing activities:
Repayments of long-term debt	—	—	(48,045)	—	(12,209)	—	(60,254)
Repayment of notes payable to former shareholders	(198)	—	—	—	—	—	(198)
Proceeds from issuance of long-term debt	—	—	40,000	—	—	—	40,000
Proceeds from (repayment of) intercompany borrowing	1,350	—	—	(69,000)	(1,977)	69,627	—
Capital contribution from parent	—	—	—	11,613	4,416	(16,029)	—
Dividends to shareholders	—	(5,090)	(333,443)	(346,000)	(750)	685,283	—
Principal payments on deferred satellite performance incentives	—	—	(4,276)	(4,276)	—	4,276	(4,276)
Capital contribution from noncontrolling interest	—	—	—	—	6,105	—	6,105
Dividends paid to noncontrolling interest	—	—	—	—	(1,723)	—	(1,723)

Net cash provided by (used in) financing activities	1,152	(5,090)	(345,764)	(407,663)	(6,138)	743,157	(20,346)

Effect of exchange rate changes on cash and cash equivalents	(2)	—	(324)	(323)	(885)	323	(1,211)

Net change in cash and cash equivalents	487	1,486	153,830	45,950	(14,510)	(45,950)	141,293
Cash and cash equivalents, beginning of period	81	91	133,379	131,107	53,934	(131,107)	187,485

Cash and cash equivalents, end of period	$568	$1,577	$287,209	$177,057	$39,424	$(177,057)	$328,778

(Certain totals may not add due to the effects of rounding)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and their notes included elsewhere in this Quarterly Report. See “Forward-Looking Statements” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.

Overview

We operate the world’s largest satellite services business, providing a critical layer in the global communications infrastructure. We provide diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications in the air and on the seas, multinational corporations and internet service providers. We are also the leading provider of commercial satellite capacity to the U.S. government and other select military organizations and their contractors. Our customers use our global network for a broad range of applications, from global distribution of content for media companies to providing the transmission layer for aeronautical consumer broadband connectivity to enabling essential network backbones for telecommunications providers in high-growth emerging regions.

Our network solutions are a critical component of our customers’ infrastructures and business models. For instance, our satellite neighborhoods provide our media customers with efficient and reliable broadcast distribution that maximizes audience reach, a benefit that is difficult for terrestrial services to match. In addition, our satellite solutions provide higher reliability than is available from local terrestrial telecommunications services in many regions and allow our customers to reach geographies that they would otherwise be unable to serve.

Results of Operations

Three Months Ended March 31, 2013 and 2014

The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2014
			Increase (Decrease)	Percentage Change
Revenue	$655,127	$628,890	$(26,237)	(4)%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	97,646	83,759	(13,887)	(14)
Selling, general and administrative	58,156	46,846	(11,310)	(19)
Depreciation and amortization	187,411	169,585	(17,826)	(10)

Total operating expenses	343,213	300,190	(43,023)	(13)

Income from operations	311,914	328,700	16,786	5
Interest expense, net	320,218	240,801	(79,417)	(25)
Other income (expense), net	(650)	395	1,045	NM

Income (loss) before income taxes	(8,954)	88,294	97,248	NM
Provision for (benefit from) income taxes	(2,038)	5,398	7,436	NM

Net income (loss)	(6,916)	82,896	89,812	NM
Net income attributable to noncontrolling interest	(888)	(950)	(62)	7

Net income (loss) attributable to Intelsat S.A.	$(7,804)	$81,946	$89,750	NM %

Revenue

We earn revenue primarily by providing services to our customers using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. Our master customer service agreements offer different service types, including transponder services, managed services, and channel, which are all services that are provided on, or used to provide access to, our global network. We refer to these services as on-network services. Our customer agreements also cover services that we procure from third parties and resell, which we refer to as off-network services. These services can include transponder services and other satellite-based transmission services sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services.

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$501,807	$483,624	$(18,183)	(4)%
Managed services	72,371	74,834	2,463	3
Channel	19,165	15,859	(3,306)	(17)

Total on-network revenues	593,343	574,317	(19,026)	(3)
Off-Network and Other Revenues
Transponder, MSS and other off-network services	48,977	43,167	(5,810)	(12)
Satellite-related services	12,807	11,406	(1,401)	(11)

Total off-network and other revenues	61,784	54,573	(7,211)	(12)

Total	$655,127	$628,890	$(26,237)	(4)%

Total revenue for the three months ended March 31, 2014 decreased by $26.2 million, or 4%, as compared to the three months ended March 31, 2013. By service type, our revenues increased or decreased due to the following:

On-Network Revenues:

•	Transponder services—an aggregate decrease of $18.2 million, primarily due to an $8.5 million decrease in revenue from capacity sold for government applications to customers in the North America region and an $8.3 million decrease in revenue from network services customers, primarily in the Africa and Middle East region.

•	Managed services—an aggregate increase of $2.5 million, largely due to a $4.2 million net increase in revenue from North American network services customers for broadband services for global mobility applications, partially offset by a $1.3 million decrease in international trunking primarily in the Africa and Middle East and the Europe regions.

•	Channel—an aggregate decrease of $3.3 million related to the continued migration of international point-to-point satellite traffic to fiber optic cable, a trend which we expect will continue.

Off-Network and Other Revenues:

•	Transponder, MSS and other off-network services—an aggregate decrease of $5.8 million, primarily due to declines in services for government applications, including reduced sales of off-network transponder services, partially offset by an increase in mobile satellite services (“MSS”) and related hardware revenue in the North American region.

•	Satellite-related services—an aggregate decrease of $1.4 million, primarily due to decreased revenue from government professional services.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue decreased by $13.9 million, or 14%, to $83.8 million for the three months ended March 31, 2014 as compared to the three months ended March 31, 2013. The decrease was primarily due to the following:

•	a decrease of $5.3 million in the cost of MSS and off-network fixed satellite services (“FSS”) capacity purchased, primarily related to solutions sold to our government customer set;

•	a decrease of $4.7 million in other direct costs related to our delivery of professional services and costs related to a joint venture; and

•	a decrease of $2.3 million in staff-related expenses.

Selling, General and Administrative

Selling, general and administrative expenses decreased by $11.3 million, or 19%, to $46.8 million for the three months ended March 31, 2014 as compared to the three months ended March 31, 2013. The decrease was primarily due to the following:

•	a decrease of $10.4 million in bad debt expenses primarily due to recovery of previously reserved balances principally in the Africa and Middle East region;

•	a decrease of $7.6 million in professional fees, primarily due to expenses incurred in connection with our monitoring fee agreement dated February 4, 2008 (“2008 MFA”) that was terminated in connection with our initial public offering; partially offset by

•	a $3.8 million increase in share-based compensation costs; and

•	a $3.5 million increase in litigation-related expenses.

Depreciation and Amortization

Depreciation and amortization expense decreased by $17.8 million, or 10%, to $169.6 million for the three months ended March 31, 2014 as compared to the three months ended March 31, 2013. Significant items impacting depreciation and amortization included:

•	a net decrease of $12.9 million in depreciation expense due to the timing of certain satellites becoming fully depreciated; and

•	a decrease of $3.5 million in amortization expense primarily due to changes in the expected pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time.

Interest Expense, Net

Interest expense, net consists of the gross interest expense we incur together with losses on interest rate swaps (which reflect net interest accrued on the interest rate swaps as well as the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. As of March 31, 2014, we held interest rate swaps with an aggregate notional amount of $1.6 billion to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities. The swaps have not been designated as hedges for accounting purposes. Interest expense, net decreased by $79.4 million, or 25%, to $240.8 million for the three months ended March 31, 2014, as compared to $320.2 million for the three months ended March 31, 2013. The decrease in interest expense, net was principally due to the following:

•	a net decrease of $68.4 million in interest expense as a result of our debt offerings, prepayments and redemptions of our unsecured debt in 2013 (see—Liquidity and Capital Resources—Long-Term Debt—2013 Debt Transactions);

•	a net decrease of $7.4 million in interest expense as a result of the decrease in the interest rate for borrowing under the Intelsat Jackson Secured Credit Agreement (see—Liquidity and Capital Resources—Long-Term Debt—Senior Secured Credit Facilities); and

•	a decrease of $3.5 million resulting from higher capitalized interest of $15.1 million for the three months ended March 31, 2014, as compared to $11.6 million for the three months ended March 31, 2013, resulting from increased levels of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $5.6 million for the three months ended March 31, 2014. The non-cash interest expense was due to the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Other Income (Expense), Net

Other income, net was $0.4 million for the three months ended March 31, 2014 as compared to other expense, net of $0.7 million for the three months ended March 31, 2013. The difference of $1.0 million was primarily due to a decrease in exchange rate losses primarily related to our business conducted in Brazilian reais and euros.

Provision for (Benefit from) Income Taxes

Our income tax expense was $5.4 million for the three months ended March 31, 2014 as compared to a benefit of $2.0 million for the three months ended March 31, 2013. The difference was principally due to a benefit for research and development credits recorded in the three months ended March 31, 2013, and due to the ongoing effects of an internal subsidiary reorganization completed in 2013.

Cash paid for income taxes, net of refunds, totaled $15.5 million and $15.6 million for the three months ended March 31, 2014 and 2013, respectively.

Net Income Attributable to Intelsat S.A.

Net income attributable to Intelsat S.A. for the three months ended March 31, 2014 totaled $81.9 million. The net income increased from the comparable period loss in 2013 by $89.8 million, reflecting the various items discussed above.

EBITDA

EBITDA consists of earnings before net interest, taxes and depreciation and amortization. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net income (loss) to EBITDA for the periods shown is as follows (in thousands):

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
Net income (loss)	$(6,916)	$82,896
Add (Subtract):
Interest expense, net	320,218	240,801
Provision for (benefit from) income taxes	(2,038)	5,398
Depreciation and amortization	187,411	169,585

EBITDA	$498,675	$498,680

Adjusted EBITDA

In addition to EBITDA, we calculate a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA of Intelsat S.A. as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and related footnotes below. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as impairments of asset value and other non-recurring items, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance, as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net income (loss) to EBITDA and EBITDA to Adjusted EBITDA is as follows (in thousands):

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
Net (income) loss	$(6,916)	$82,896

Add (Subtract):
Interest expense, net	320,218	240,801
Provision for (benefit from) income taxes	(2,038)	5,398
Depreciation and amortization	187,411	169,585

EBITDA	498,675	498,680

Add (Subtract):
Compensation and benefits (1)	47	4,065
Management fees (2)	6,285	—
Non-recurring and other non-cash items (3)	803	3,089

Adjusted EBITDA	$505,810	$505,834

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.
(2)	Reflects expenses incurred in connection with the 2008 MFA. In connection with our initial public offering in April 2013, the 2008 MFA was terminated.
(3)	Reflects certain non-recurring gains and losses and non-cash items, including the following: non-recurring litigation-related expenses; severance, retention and relocation payments; costs associated with a 2013 internal subsidiary reorganization; expenses associated with the relocation of our administrative headquarters and primary satellites operations center; and other various non-recurring expenses. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.

Liquidity and Capital Resources

Overview

We are a highly leveraged company and our contractual obligations, commitments and debt service requirements over the next several years are significant. At March 31, 2014, our total indebtedness was $15.3 billion. Our interest expense for the three months ended March 31, 2014 was $240.8 million, which included $5.6 million of non-cash interest expense. We also expect to make significant capital expenditures in 2014 and future years, as set forth below in—Capital Expenditures.

Our primary source of liquidity is and will continue to be cash generated from operations and existing cash. At March 31, 2014, cash and cash equivalents were $435.4 million. In addition, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”) had $486.8 million of available borrowing capacity (net of standby letters of credit outstanding) under its revolving credit facility at March 31, 2014.

We currently expect to use cash on hand, cash flows from operations, borrowings under our senior secured revolving credit facility and refinancing of our third party debt to fund our most significant cash outlays, including debt service requirements and capital expenditures, in the next twelve months and beyond, and expect such sources to be sufficient to fund our requirements over that time and beyond. In past years, our cash flows from operations and cash on hand have been sufficient to fund our interest expense obligations ($1.27 billion and $1.11 billion in 2012 and 2013, respectively) and significant capital expenditures ($866.0 million and $600.8 million in 2012 and 2013, respectively). Additionally, we have been able to refinance significant portions of our debt at favorable rates and on favorable terms, as discussed in—Long-Term Debt. Our total capital expenditures are expected to range from $575 million to $650 million in 2014, $775 million to $850 million in 2015 and $625 million to $700 million in 2016. We also expect to receive significant customer prepayments under our customer service contracts. Significant prepayments received during the three months ended March 31, 2014 totaled $22 million. Significant prepayments are currently expected to range from $75 million to $100 million in 2014 and from $50 million to $75 million in 2015. There are no significant prepayments currently under contract for 2016.

An inability to generate sufficient cash flow to satisfy our debt service obligations or to refinance our obligations on commercially reasonable terms would have an adverse effect on our business, financial position, results of operations and cash flows, as well as on our and our subsidiaries’ ability to satisfy their obligations in respect of their respective debt. We continually evaluate ways to simplify our capital structure and opportunistically extend our maturities and reduce our costs of debt. In addition, we may from time to time retain any future earnings to purchase, repay, redeem or retire any of our outstanding debt securities in privately negotiated or open market transactions, by tender offer or otherwise.

In April 2013, the shareholders of Intelsat S.A. declared a $10.2 million dividend to be paid to holders of our Series A Preferred Shares in four installments through June 2014, in accordance with the terms of the Series A Preferred Shares. In 2013, we made payments of the first and second installments of the dividend, totaling $1.51775 per share, reflecting dividends accrued during the period commencing on the date of Intelsat’s initial issuance of preferred shares, April 23, 2013, and ending October 31, 2013. In February 2014, we paid the third installment of $0.71875 per share. In April 2014, we announced a payment of the fourth installment of $0.71875 per share. The dividend will be paid on May 1, 2014, to holders of record as of April 15, 2014.

Cash Flow Items

Our cash flows consisted of the following for the periods shown (in thousands):

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
Net cash provided by operating activities	$97,292	$366,891
Net cash provided by (used in) investing activities	65,558	(166,440)
Net cash used in financing activities	(20,346)	(12,626)
Net change in cash and cash equivalents	141,293	187,602

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $269.6 million to $366.9 million during the three months ended March 31, 2014 as compared to the three months ended March 31, 2013. The primary drivers of the year-over-year increase in net cash provided by operating activities were higher cash inflows related to a decrease in the amount and timing of interest payments compared to 2013. During the three months ended March 31, 2014, cash flows from operating activities reflected a $143.5 million net cash inflow related to accrued interest payable largely due to the timing of interest payments. Additionally, cash flows from operating activities reflected a $20.5 million outflow due to the timing of cash collections of receivables.

Net Cash Provided by (Used in) Investing Activities

Net cash from investing activities decreased by $232.0 million during the three months ended March 31, 2014 as compared to the three months ended March 31, 2013, from a cash inflow of $65.6 million in 2013 to a cash outflow of $166.4 million in 2014. During the three months ended March 31, 2013, cash flows from investing activities reflected $252.9 million of proceeds received from insurance claim settlements, with no comparable amounts during the three months ended March 31, 2014.

Net Cash Used in Financing Activities

Net cash used in financing activities decreased by $7.7 million to $12.6 million during the three months ended March 31, 2014 due to lower repayments of long-term debt.

Long-Term Debt

Senior Secured Credit Facilities

On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which includes a $3.25 billion term loan facility and a $500.0 million revolving credit facility, and borrowed the full $3.25 billion under the term loan facility. The term loan facility requires regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity. Up to $350.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. As of March 31, 2014, Intelsat Jackson had $486.8 million (net of standby letters of credit) of availability remaining thereunder.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility were reduced. In April 2013, our corporate family rating was upgraded by Moody’s, and as a result, the interest rate for the borrowing under the term loan facility and revolving credit facility were further reduced to the London Inter-Bank Offered Rate (“LIBOR”) plus 3.00% or the Above Bank Rate (“ABR”) plus 2.00%.

On November 27, 2013, Intelsat Jackson entered into a Second Amendment and Joinder Agreement (the “Second Jackson Credit Agreement Amendment”), which further amended the Intelsat Jackson Secured Credit Agreement. The Second Jackson Credit Agreement Amendment reduced interest rates for borrowings under the term loan facility and extended the maturity of the term loan facility. In addition, it reduced the interest rates applicable to $450 million of the $500 million total revolving credit facility and extended the maturity of such portion. As a result of the Second Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the new tranche of the revolving credit facility are (i) LIBOR plus 2.75%, or (ii) the ABR plus 1.75%. The LIBOR and the ABR, plus applicable margins, related to the term loan facility and the new tranche of the revolving credit facility are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Second Jackson Credit Agreement Amendment, and the LIBOR will not be less than 1.00% per annum. The maturity date of the term loan facility was extended from April 2, 2018 to June 30, 2019 and the maturity of the new $450 million tranche of the revolving credit facility was extended from January 12, 2016 to July 12, 2017. The interest rates and maturity date applicable to the $50 million tranche of the revolving credit facility that was not amended remained unchanged.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio of less than or equal to 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio of greater than or equal to 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 1.32 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.84 to 1.00 as of March 31, 2014. In the event Intelsat Jackson were to fail to comply with these financial maintenance covenant ratios and were unable to obtain waivers, Intelsat Jackson would default under the Intelsat Jackson Secured Credit Agreement, and the lenders under the Intelsat Jackson Secured Credit Agreement could accelerate our obligations thereunder, which would result in an event of default under our existing notes.

2013 Debt Transactions

2013 Intelsat Jackson Senior Secured Credit Facilities Prepayment

In October 2013, Intelsat Jackson prepaid $100.0 million of indebtedness outstanding under the term loan facility. In connection with this prepayment, we recognized a loss on early extinguishment of debt of $1.3 million consisting of a write-off of unamortized debt issuance costs in the fourth quarter of 2013.

2013 Intelsat Luxembourg Notes Offerings and Redemptions

On April 5, 2013, Intelsat Luxembourg completed an offering of $3.5 billion aggregate principal amount of Senior Notes, consisting of $500.0 million aggregate principal amount of 6  3⁄4% Senior Notes due 2018 (the “2018 Luxembourg Notes”), $2.0 billion aggregate principal amount of 7  3⁄4% Senior Notes due 2021 (the “2021 Luxembourg Notes”) and $1.0 billion aggregate principal amount of 8  1⁄8% Senior Notes due 2023 (the “2023 Luxembourg Notes” and collectively with the 2018 Luxembourg Notes and the 2021 Luxembourg Notes, the “New Luxembourg Notes”). The net proceeds from this offering were used by Intelsat Luxembourg in April 2013 to redeem all $2.5 billion aggregate principal amount of Intelsat Luxembourg’s outstanding 11  1⁄2 / 12  1⁄2 % Senior PIK Election Notes and $754.8 million aggregate principal amount of the 11  1⁄4% Senior Notes due 2017 (the “2017 Senior Notes”).

On May 23, 2013, Intelsat Luxembourg redeemed $366.4 million aggregate principal amount of the 2017 Senior Notes. The redemption of the 2017 Senior Notes was funded by insurance proceeds received from our total loss claim for the IS-27 satellite launch failure.

In connection with these redemptions of the Intelsat Luxembourg notes, we recognized a loss on early extinguishment of debt of $232.1 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

2013 Intelsat Investments Notes Redemption

On May 23, 2013, Intelsat Investments redeemed all of the outstanding $353.6 million aggregate principal amount of the Intelsat Investments 6  1⁄2% Senior Notes due 2013 (the “Intelsat Investments Notes”) using proceeds of the IPO. In connection with the redemption of the Intelsat Investments Notes, we recognized a loss on early extinguishment of debt of $24.2 million in the second quarter of 2013, consisting of the difference between the carrying value of the debt redeemed and the total cash paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs. Additionally, in conjunction with the redemption of the Intelsat Investments Notes, the agreements to provide unsecured term loan commitments were terminated. We recorded a charge of $7.6 million related to this termination in the second quarter of 2013.

2013 Intelsat Jackson New Senior Unsecured Credit Facility Prepayment

On April 23, 2013, upon completion of our initial public offering, Intelsat Jackson prepaid $138.2 million of indebtedness outstanding under Intelsat Jackson’s Senior Unsecured Credit Agreement, dated July 1, 2008, consisting of a senior unsecured term loan facility due February 2014 (the “New Senior Unsecured Credit Facility”). The partial prepayment of the New Senior Unsecured Credit Facility was funded by the proceeds of our initial public offering. In connection with the partial prepayment, we recognized a loss on early extinguishment of debt of $0.2 million in the second quarter of 2013, consisting of a write-off of unamortized debt issuance costs.

2013 Intelsat Jackson Notes Offerings, Credit Facility Prepayments and Redemptions

On June 5, 2013 Intelsat Jackson completed an offering of $2.6 billion aggregate principal amount of Senior Notes, consisting of $2.0 billion aggregate principal amount of 5  1⁄2% Senior Notes due 2023 (the “2023 Jackson Notes”) and $635.0 million aggregate principal amount of 6  5⁄8% Senior Notes due 2022 (the “2022 Jackson Notes” and collectively with the 2023 Jackson notes, the “New Jackson Notes”). The net proceeds from this offering were used by Intelsat Jackson in June 2013 to prepay all $672.7 million of indebtedness outstanding under its New Senior Unsecured Credit Facility, and all $195.2 million of indebtedness outstanding under its Senior Unsecured Credit Agreement, consisting of a senior unsecured term loan facility due February 2014 (the “Senior Unsecured Credit Facility”). The remaining net proceeds were used to redeem all of the remaining $1.7 billion aggregate principal amount outstanding of the 2017 Senior Notes.

In connection with these prepayments and redemptions, we recognized a loss on early extinguishment of debt of $110.3 million in the second quarter of 2013, consisting of the difference between the carrying value of the aggregate debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt issuance costs.

Contracted Backlog

We have historically had, and currently have, a substantial contracted backlog, which provides some assurance regarding our future revenue expectations. Contracted backlog is our expected future revenue under customer contracts, and includes both cancelable and non-cancelable contracts. Approximately 87% of our total contracted backlog as of March 31, 2014 related to contracts that were non-cancelable and approximately 11% related to contracts that were cancelable subject to substantial termination fees. In certain cases of breach for non-payment or customer bankruptcy, we may not be able to recover the full value of certain contracts or termination fees. Our contracted backlog includes 100% of the backlog of our consolidated ownership interests, which is consistent with the accounting for our ownership interests in these entities. Our contracted backlog was approximately $9.9 billion as of March 31, 2014. This backlog reduces the volatility of our net cash provided by operating activities more than would be typical for a company outside our industry.

Capital Expenditures

Our capital expenditures depend on our business strategies and reflect our commercial responses to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which satellites are under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the service life of the satellite to be replaced. As a result, we frequently experience significant variances in our capital expenditures from year to year.

Payments for satellites and other property and equipment during the three months ended March 31, 2014 were $166.4 million. Our capital expenditure guidance for the periods 2014 through 2016 (the “Guidance Period”) forecasts capital expenditures during those periods for nine satellites. We expect to launch five satellites during the Guidance Period, one of which is expected to be launched in the third quarter of 2014. By the conclusion of the Guidance Period, our total transmission capacity is expected to increase significantly from levels at year end 2013. We expect our capital expenditures to range from $575 million to $650 million in 2014. For 2015, we anticipate capital expenditures to range from $775 million to $850 million. For 2016, we anticipate capital expenditures to range from $625 million to $700 million as we begin investing in replacement satellites that will be launched beyond the Guidance Period. Our capital expenditures guidance includes capitalized interest. The annual classification of capital expenditure payments could be impacted by the timing of achievement of satellite manufacturing and launch contract milestones.

During the Guidance Period, we expect to receive significant customer prepayments under our existing customer service contracts. We contract for these prepayments in an effort to balance our growth and delevering objectives, and our prepayment guidance reflects only amounts currently contractually committed. Significant prepayments received in the first three months of 2014 totaled $22 million. Significant prepayments are currently expected to range from $75 million to $100 million in 2014 and from $50 million to $75 million in 2015. There are no significant prepayments under contract for 2016. The annual classification of capital expenditures and prepayments could be impacted by the timing of achievement of contract, satellite manufacturing, launch and other milestones. We intend to fund our capital expenditure requirements through cash on hand, cash provided from operating activities and, if necessary, borrowings under our senior secured revolving credit facility.

Off-Balance Sheet Arrangements

We have a revenue sharing agreement with JSAT International, Inc. (“JSAT”) related to services sold on the Horizons Holdings satellites. We are responsible for billing and collection for such services and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Under an amended joint venture agreement between us and JSAT, we agreed to guarantee to JSAT certain minimum levels of annual gross revenues for a three-year period beginning in the first quarter of 2012 (the date that the Horizons-2 satellite was relocated to 85° east longitude). (See Note 8(a)—Investments—Horizons Holdings). This guarantee could require us to pay JSAT a maximum potential amount ranging from $7.8 million to $10.3 million per year over the three-year period, less applicable fees and commissions. Our current estimate of the total amount we expect to pay over the period of the guarantee is $13.1 million, of which $9.6 million has been paid through March 2014. At March 31, 2014, the remaining off-balance sheet guarantee commitment is $5.4 million.

Disclosures about Market Risk

See Item 3—Quantitative and Qualitative Disclosures About Market Risk.

Recently Adopted Accounting Pronouncements

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. Beginning in the first quarter of 2014, entities are required to present any unrecognized tax benefit, (“UTB”), or portion of an unrecognized benefit in its financial statements as a reduction to a deferred tax asset to the extent a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists, otherwise the unrecognized tax benefit should be presented in the financial statements as a liability and not combined with deferred tax assets. As of March 31, 2014, our unaudited condensed consolidated balance sheet reflects the required presentation of the company’s current UTBs as a reduction to our deferred tax asset. The impact on our financial statements resulted in a balance sheet reclassification as of March 31, 2014, and was not considered material.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

We are primarily exposed to the market risk associated with unfavorable movements in interest rates and foreign currencies. The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in those factors. In addition, with respect to our interest rate swaps as described below, we are exposed to counterparty credit risk, which we seek to minimize through credit support agreements and the review and monitoring of all counterparties. We do not purchase or hold any derivative financial instruments for speculative purposes.

Interest Rate Risk

As of March 31, 2014, we held interest rate swaps with an aggregate notional amount of $1.6 billion, which mature in January 2016. These swaps were entered into to economically hedge the variability in cash flow on a portion of the floating rate term loans under our senior secured credit facilities.

During the three months ended March 31, 2014, there were no material changes to our market risk sensitive instruments and positions as discussed in our Annual Report on Form 20-F for the year-ended December 31, 2013.

Foreign Currency Risk

We do not currently use foreign currency derivatives to hedge our foreign currency exposures. There have been no material changes to our foreign currency exposures as discussed in our Annual Report on Form 20-F for the year ended December 31, 2013.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

We are subject to litigation in the ordinary course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

Item 1A.	Risk Factors

No material changes in the risks related to our business have occurred since we filed our Annual Report on Form 20-F for the year ended December 31, 2013.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

On April 1, 2014, Robert Callahan was appointed as a member of the board of directors of Intelsat S.A. Mr. Callahan also serves on the Audit Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT S.A.

Date: May 1, 2014	By	/s/ DAVID MCGLADE
David McGlade
Chairman and Chief Executive Officer

Date: May 1, 2014	By	/s/ MICHAEL MCDONNELL
Michael McDonnell
Executive Vice President and Chief Financial Officer